SECURITIES  &  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549
                             ----------------------

                                  SCHEDULE  13D
                                  (Rule  13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                               (Amendment  No.  1)  *


                                NOBLE  ROMAN'S  INC
             ------------------------------------------------------
                                (Name  of  Issuer)

                                  COMMON  STOCK
             ------------------------------------------------------
                         (Title  of  Class  of  Securities))

                                    655107100
             ------------------------------------------------------
                                 (CUSIP  NUMBER)

                      SUMMITBRIDGE  NATIONAL  INVESTMENTS  LLC
                        C/O  FORTRESS  INVESTMENT  GROUP  LLC
                     1251  AVENUE  OF  THE  AMERICAS,  16TH  FLOOR
                            NEW  YORK,  NEW  YORK  10020
                               ATTN:  KEVIN  TREACY
                                 (212)  798-6071
             ------------------------------------------------------
                  (Name,  address  and  telephone  number  of  person
                authorized  to  receive  notices  and  communications)

                                 August  1,  2005
             ------------------------------------------------------
            (Date  of  event  which  requires  filing  of  this  statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued  on  following  pages)

            --------------------------------------------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  655107100               13D                    Page  2  of  18 Pages
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.
             OF  ABOVE  PERSONS  (ENTITIES  ONLY)
             SummitBridge  National  Investments  LLC
--------------------------------------------------------------------------------
     (2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS
             WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED
             PURSUANT TO  ITEMS  2(d)  OR  2(e)                              [ ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
               -----------------------------------------------------------------
PERSON  WITH  (10)     SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                      [  ]
-------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%  See  Item  5
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              OO
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  3  of  18 Pages
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.
             OF  ABOVE  PERSONS  (ENTITIES  ONLY)
             Drawbridge  Special  Opportunities  Fund  LP
--------------------------------------------------------------------------------
     (2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS
             WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR 2(e)                    [ ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
               -----------------------------------------------------------------

PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                       [ ]
--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              PN
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  4  of  18 Pages
--------------------------------------------------------------------------------
     (1)      NAME  OF  REPORTING  PERSONS
              I.R.S.  IDENTIFICATION  NOS.
              OF  ABOVE  PERSONS  (ENTITIES  ONLY)
              Drawbridge  Special  Opportunities  Advisors  LLC
--------------------------------------------------------------------------------
     (2)      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)      SEC  USE  ONLY

--------------------------------------------------------------------------------
     (4)      SOURCE  OF  FUNDS
              WC
--------------------------------------------------------------------------------
     (5)      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
              REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                 [  ]
--------------------------------------------------------------------------------
     (6)      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------

EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
-------------------------------------------------------------------------------
PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                      [  ]
--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              OO
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  5  of  18 Pages
--------------------------------------------------------------------------------
     (1)      NAME  OF  REPORTING  PERSONS
              I.R.S.  IDENTIFICATION  NOS.
              OF  ABOVE  PERSONS  (ENTITIES  ONLY)
              Fortress  Investment  Group  LLC
-------------------------------------------------------------------------------
     (2)      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)      SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)      SOURCE  OF  FUNDS
              WC
--------------------------------------------------------------------------------
     (5)      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
              REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                [  ]
--------------------------------------------------------------------------------
     (6)      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------

EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
               -----------------------------------------------------------------
PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                      [  ]
--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              OO
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  6  of 18  Pages
--------------------------------------------------------------------------------
      (1)     NAME  OF  REPORTING  PERSONS
              I.R.S.  IDENTIFICATION  NOS.
              OF  ABOVE  PERSONS  (ENTITIES  ONLY)
              D.B.  Zwirn  Special  Opportunities  Fund,  L.P.
              (f/k/a  Highbridge/Zwirn  Special  Opportunities  Fund,  L.P.)
--------------------------------------------------------------------------------
     (2)      CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)      SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)      SOURCE  OF  FUNDS
              WC
--------------------------------------------------------------------------------
     (5)      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
              REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                 [  ]
--------------------------------------------------------------------------------
     (6)      CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
              Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
              ------------------------------------------------------------------
PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                      [  ]
--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              PN
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  7  of 18  Pages
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.
             OF  ABOVE  PERSONS  (ENTITIES  ONLY)
             D.B.  Zwirn  &  Co.,  L.P.  (f/k/a
             Highbridge/Zwirn  Capital  Management,  LLC)
--------------------------------------------------------------------------------
     (2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS
             WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                  [  ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
--------------------------------------------------------------------------------
PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
             BY  EACH  REPORTING  PERSON
             5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
             IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                       [  ]
--------------------------------------------------------------------------------
     (13)    PERCENT  OF  CLASS  REPRESENTED
             BY  AMOUNT  IN  ROW  (11)
             27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)    TYPE  OF  REPORTING  PERSON
             PN
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  8  of  18 Pages
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.
             OF  ABOVE  PERSONS  (ENTITIES  ONLY)
             DBZ  GP,  LLC
--------------------------------------------------------------------------------
     (2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS
             WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                   [ ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
               -----------------------------------------------------------------
PERSON  WITH  (10)     SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)    AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
             BY  EACH  REPORTING  PERSON
             5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
             IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                        [ ]
--------------------------------------------------------------------------------
     (13)    PERCENT  OF  CLASS  REPRESENTED
             BY  AMOUNT  IN  ROW  (11)
             27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)    TYPE  OF  REPORTING  PERSON
             00
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                      Page  9 of 18 Pages
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.
             OF  ABOVE  PERSONS  (ENTITIES  ONLY)
             Zwirn  Holdings,  LLC  (f/k/a
             D.B.  Zwirn  &  Co.,  LLC)
--------------------------------------------------------------------------------
     (2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS
             WC
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                  [  ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             Delaware
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
               -----------------------------------------------------------------
PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                      [  ]
--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              00
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page 10  of 18  Pages
--------------------------------------------------------------------------------
     (1)     NAME  OF  REPORTING  PERSONS
             I.R.S.  IDENTIFICATION  NOS.
             OF  ABOVE  PERSONS  (ENTITIES  ONLY)
             Daniel  B.  Zwirn
--------------------------------------------------------------------------------
     (2)     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)     SEC  USE  ONLY
--------------------------------------------------------------------------------
     (4)     SOURCE  OF  FUNDS
             00
--------------------------------------------------------------------------------
     (5)     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
             REQUIRED  PURSUANT  TO  ITEMS  2(d)  OR  2(e)                   [ ]
--------------------------------------------------------------------------------
     (6)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
             United  States
--------------------------------------------------------------------------------
NUMBER  OF     (7)     SOLE  VOTING  POWER
                       -0-
SHARES
               -----------------------------------------------------------------
BENEFICIALLY   (8)     SHARED  VOTING  POWER
                       -0-
OWNED  BY
               -----------------------------------------------------------------
EACH           (9)     SOLE  DISPOSITIVE  POWER
                       -0-
REPORTING
--------------------------------------------------------------------------------
PERSON  WITH   (10)    SHARED  DISPOSITIVE  POWER
                       5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (11)     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED
              BY  EACH  REPORTING  PERSON
              5,242,840  shares  of  Common  Stock
--------------------------------------------------------------------------------
     (12)     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT
              IN  ROW  (11)  EXCLUDES  CERTAIN  SHARES                      [  ]
--------------------------------------------------------------------------------
     (13)     PERCENT  OF  CLASS  REPRESENTED
              BY  AMOUNT  IN  ROW  (11)
              27.4%,  See  Item  5.
--------------------------------------------------------------------------------
     (14)     TYPE  OF  REPORTING  PERSON
              IN
--------------------------------------------------------------------------------

                      SEE  INSTRUCTIONS  BEFORE  FILLING  OUT!

CUSIP  No.  655107100               13D                    Page  11  of 18 Pages


     THIS AMENDED AND RESTATED SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 11, 2004. THE TEXT OF SAID SCHEDULE 13D IS
HEREBY  AMENDED  AND  RESTATED  IN  ITS  ENTIRETY  AS  FOLLOWS:

     Item  1.  Security  and  Issuer.

     This statement relates to the Common Stock, no par value per share (the "Shares" or "Common Stock") of Noble Roman's Inc, an Indiana corporation (the "Company"). The Company's principal executive offices are located at One Virginia Avenue, Suite 800, Indianapolis, Indiana 46204.

     Item  2.  Identity  and  Background.

        (a)  This  statement  is  filed  jointly  pursuant  to  Rule  13d-(1)(k)
        by:

        (i)  SummitBridge   National   Investments   LLC,   a  Delaware  limited
        liability company ("SummitBridge LLC") with respect to the Shares directly owned by it;

        (ii) Drawbridge Special Opportunities Fund LP, a Delaware limited partnership ("Drawbridge LP"), is the sole member of SummitBridge LLC other than D.B. Zwirn Special Opportunities Fund, L.P., f/k/a Highbridge /Zwirn Special Opportunities Fund, L.P., a Delaware limited partnership ("D.B. Zwirn L.P."), with respect to the Shares directly owned by
         SummitBridge LLC;

        (iii) Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company ("Drawbridge Advisors"), which acts as advisor to Drawbridge LP, with respect to the Shares directly owned by SummitBridge LLC;

        (iv) Fortress Investment Group LLC, a Delaware limited liability company ("Fortress"), which is the managing member of Drawbridge Advisors, with respect to the Shares directly owned by SummitBridge LLC;

CUSIP  No.  655107100               13D                    Page  12  of 18 Pages


        (v) D.B. Zwirn L.P. is the sole member of SummitBridge LLC other than Drawbridge LP, with respect to the Shares directly owned by SummitBridge LLC;

        (vi) D.B. Zwirn & Co., L.P., f/k/a Highbridge/Zwirn Capital Management, LLC, a Delaware limited partnership ("DBZCO") is the trading manager of D.B. Zwirn L.P., with respect to the Shares directly owned by SummitBridge LLC;

        (vii) DBZ GP, LLC is the general partner of DBZCO with respect to the Shares directly owned by SummitBridge LLC;

        (viii) Zwirn Holdings, LLC, f/k/a D.B. Zwirn & Co., LLC, is the managing member of DBZ GP, LLC with respect to the Shares directly owned by SummitBridge LLC; and

        (ix) Daniel B. Zwirn, is an individual and is the managing member of Zwirn Holdings, LLC.

     The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal office of SummitBridge LLC, Drawbridge LP, Drawbridge Advisors and Fortress is c/o Fortress Investment Group, 1251 Avenue of the Americas, Suite 1600, New York, New York 10020, Attention: Kevin Treacy. The address of the principal office of D.B. Zwirn L.P., DBZCO, DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn is 745 Fifth Avenue, 18th Floor, New
York,  New  York  10151,  Attention:  Daniel  B.  Zwirn.

     (c)  The  principal  business  of  each of SummitBridge LLC, Drawbridge LP,
Fortress and D.B. Zwirn L.P. is that of an investment fund. The principal business of Drawbridge Advisors, DBZCO and Zwirn Holdings LLC is that of an investment manager. The principal business of DPZ GP, LLC is that of acting as a general partner of DBZCO.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Each of SummitBridge LLC, Drawbridge Advisors, Fortress, DBZ GP, LLC, and Zwirn Holdings, LLC, is a limited liability company organized under the laws of the State of Delaware. Each of Drawbridge LP, DBZCO and D.B. Zwirn L.P. is a limited partnership formed under the laws of the State of Delaware. Daniel
B.  Zwirn  is  a  citizen  of  the  United  States.

     Item  3.  Source  and  Amount  of  Funds  and  Other  Consideration.

     The Shares owned directly by SummitBridge LLC, and the Shares beneficially owned indirectly by Drawbridge LP, Drawbridge Advisors, Fortress, D.B. Zwirn L.P., DBZCO, Zwirn Holdings, LLC, DBZ GP, LLC and Daniel B. Zwirn, were received by SummitBridge LLC pursuant to that certain Loan Sale Agreement (the "Loan Sale Agreement") dated as of October 16, 2003 by and among SummitBridge LLC and

CUSIP  No.  655107100               13D                    Page  13  of 18 Pages


     Provident Bank. Pursuant to the Loan Sale Agreement, SummitBridge LLC purchased, for an aggregate purchase price of $6,980,784, $8,000,000 principal amount of loans (the "Loans"), 3,214,748 shares of Common Stock of the Company, 4,929,275 Shares of convertible Preferred Stock of the Company which are convertible into 1,643,092 shares of Common Stock, and Warrants to purchase 385,000 shares of Common Stock (the "Warrants"). The Purchase Price was allocated by SummitBridge LLC as follows: $6,423,000 was allocated to the Loans, $344,376 was allocated to the Common Stock, $176,014.28 was allocated to the Preferred Stock and $37,393 was allocated to the Warrants.

     Item  4.  Purpose  of  the  Transaction.

     The purpose of the acquisition of the Shares by the Reporting Persons was for investment and was not made for the purpose of acquiring control of the Company.

     On March 12, 2004, the Company filed a lawsuit against SummitBridge and certain other Reporting Persons in the Superior Court of Marion County, Indiana (Cause No. 49D11-0403-PL-00531) that, among other things, sought a declaration that the Indiana Business Combination Law prohibits SummitBridge LLC from seeking to enforce the promissory note evidencing the Loans until the fifth anniversary of the acquisition by SummitBridge LLC of 15.0% or more of the Company's outstanding common stock and that the Indiana Control Share Acquisition Law denies Summitbridge LLC voting rights with respect to its stock in the Company. SummitBridge answered the complaint and counterclaimed to enforce the promissory note and certain other rights held by Summitbridge. (This litigation is collectively referred to herein as the "Indiana Litigation.") The Indiana Litigation is still pending.

     Pursuant to a Settlement Agreement dated as of August 1, 2005, by and among the Company, Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc., on behalf of themselves and each of their officers, directors, employees and shareholders, including but not limited to Paul W. Mobley and Scott Mobley, and each of their agents, affiliates, subsidiaries and successors-in-interest, and SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P., on behalf of themselves and each of their general partners, limited partners, members, managers, managing members and the employees, agents, officers, directors, shareholders, affiliates, subsidiaries and successors-in-interest of each, including, but not limited to, Summit Investment Management LLC (the "Settlement Agreement"), the Company will acquire all of SummitBridge LLC's debt and equity interests in the Company, except for 2,400,000 shares of Common Stock, for a purchase price of $8,300,000 at the closing. These debt and equity interests consist of the promissory note for a face amount of $8,000,000; 3,214,748 shares of the Company's Common Stock; the $4,929,275 stated amount of the Company's no-yield preferred stock convertible into 1,643,092 shares of Common Stock; and the Warrant to purchase 385,000 shares of the Company's Common Stock. In addition, under the Settlement Agreement, SummitBridge LLC will release Paul W. Mobley, Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc. as guarantors with respect to certain obligations of the Company and will relinquish its right in the related guarantees.

     The closing under the Settlement Agreement is contingent upon, among other things, the Company obtaining financing by August 25, 2005, in an amount necessary to complete the transactions contemplated by the Settlement Agreement

CUSIP  No.  655107100               13D                    Page  14 of 18 Pages


and otherwise generally on terms not less favorable than a previously issued commitment letter.

     Under the Settlement Agreement, the Company and Paul W. Mobley agree to use commercially reasonable efforts to assist SummitBridge LLC over a six- to nine-month period after closing in finding one or more buyers for the Company Common Stock SummitBridge LLC retains, subject to certain conditions, which include, among other things, a minimum sale price of $1.10 per share. During this time, SummitBridge LLC agrees not to sell any of the Company Common Stock it retains in the open market without the Company's consent, except that SummitBridge LLC may sell any retained stock to buyers who offer to purchase the shares above the minimum price. The Company agrees, with certain exceptions, to indemnify SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P. against all claims arising out of the offer or sale of their retained stock with the Company's assistance.
     SummitBridge LLC agrees that it will have no voting rights with respect to its retained shares as a result of the Indiana Control Share Acquisition Act. However, following the six- to nine- month period after closing, the Company and its executive officers will use commercially reasonable efforts to cause the Company shareholders to vote to restore SummitBridge LLC's voting rights on any retained shares that SummitBridge LLC then owns. Paul W. Mobley and Scott Mobley also agree to vote the shares they own in favor of the restoration of Common Stock voting rights to SummitBridge LLC. In addition, if SummitBridge LLC still holds at least 1,200,000 shares of the retained stock six months after closing, SummitBridge LLC will have the right to appoint an individual to hold the seat of a single observer to the Company's Board of Directors. The individual appointed will have the right, subject to a confidentiality agreement in the form agreed to by the parties, to actively participate, but not vote at, any Board of Director's meetings. SummitBridge LLC will have this right as long as it owns at least 750,000 shares of the retained stock. Also after the six- to nine-month period, if SummitBridge LLC then owns 5% or more of the Company's outstanding shares, SummitBridge LLC will have certain registration rights with respect to the shares of Common Stock it still holds.

     SummitBridge LLC, Drawbridge LP and D.B. Zwirn L.P. also agree that, for a period of two years from the closing, they will not engage in any proxy contest or tender offer involving the Company's common stock, except as permitted under the Settlement Agreement or as approved by the Company's Board of Directors.

     Upon closing of the transactions contemplated by the Settlement Agreement, the Indiana Litigation will be settled and all remaining claims asserted by the parties will be dismissed, and mutual releases executed by the parties will take effect. The Settlement Agreement provides that in resolving the Indiana Litigation, the parties do not in any way admit to the liability or validity of any of the claims or matters being resolved. The parties also agree to obtain a judicial declaration that SummitBridge LLC is not an "interested shareholder" of the Company within the meaning of the Indiana Business Combination Law with respect to the Settlement Agreement or SummitBridge LLC's ongoing ownership of 2,400,000 shares of common stock in the Company and that SummitBridge LLC remains subject to the Indiana Control Share Acquisition Law. The parties agree to mutually indemnify the others from any costs incurred in connection with any future claim raised by the indemnifying party or parties that asserts any of the claims that are released.

CUSIP  No.  655107100               13D                    Page  15  of 18 Pages


     Although the acquisition of the Shares by the Reporting Persons was for investment purposes, each Reporting Person may, subject to the terms of the Settlement Agreement, pursue discussions with management to maximize long-term value for shareholders. Subject to the terms of the Settlement Agreement, each of the Reporting Persons may make further purchases of shares of Common Stock and Preferred Stock from time to time and may dispose of any or all of the Shares held by it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Subject to the terms of the Settlement Agreement, each of the Reporting Persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

     Item  5.  Interest  in  Securities  of  the  Issuer.

     (a) Each of the Reporting Parties may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), in the aggregate, 5,242,840 Shares representing approximately 27.4% of the Shares outstanding. (The percentage of Shares reported herein is based upon the 17,136,884 shares of Common Stock issued and outstanding by the Issuer, such number being the shares of Common Stock issued and outstanding as of May 9, 2005, as reported on the Issuer's form 10-Q for the period ended March 31, 2005, 1,643,092 shares of Common Stock which may be issued upon the conversion of the Preferred Stock held by SummitBridge LLC, and 385,000 shares of Common Stock which may be issued upon the exercise of the Warrants held by SummitBridge LLC). Each of Drawbridge LP, Drawbridge Advisors, Fortress, D.B. Zwirn L.P., DBZCO, DBZ GP, LLC, Zwirn Holdings, LLC, and Daniel B. Zwirn disclaims any beneficial ownership of the Shares owned by SummitBridge LLC except to the extent of its pecuniary interests in such Shares.

     (b) Each of the Reporting Parties has sole voting and dispositive power over 0 Shares. The Shares are subject to an Indiana Statute relating to control share acquisitions which provides that shares of voting stock of an issuing public corporation that would otherwise grant the holder thereof in excess of a 20% vote for the election of directors of such corporation will not grant voting power to such holder unless or until uninterested shareholders of such corporation vote to grant voting rights to such holder. No vote of shareholders of the Company has been taken to determine the voting rights of SummitBridge LLC. Therefore, each of the reporting persons has shared voting power over 0 Shares. Each of the Reporting Persons has shared dispositive power over 5,242,840 Shares.

     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days.

     (d)  Not  applicable.

     (e)  Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CUSIP  No.  655107100               13D                    Page  16  of 18 Pages


     Pursuant to Rule 13d-1(k), the Reporting Persons have entered into an agreement with respect to the joint filing of this statement and any amendment or amendments hereto, which was filed as Exhibit 1 to Schedule 13D filed with the SEC on February 11, 2004 and is incorporated herein by reference.

     Pursuant to an assignment agreement, a copy of which is filed as Exhibit 3 to Schedule 13D filed with the SEC on February 11, 2004 (the "Assignment Agreement"), Provident Bank assigned a warrant, a copy of which was filed as
Exhibit  2  to  Schedule  13D  filed  with  the  SEC  on  February 11, 2004 (the
"Warrant") issued by the Company on August 13, 1998, for 385,000 Shares, to SummitBridge LLC. The Warrant provides an expiration date of December 31, 2001, but pursuant to a letter from Provident Bank to the Company dated March 21, 2003, a copy of which is filed as Exhibit 4 to Schedule 13D filed with the SEC on February 11, 2004, (the "Warrant Extension Letter"), the expiration date of the Warrant was extended to December 31, 2005. The Company takes the position that the warrants have expired and no longer are exercisable.

     The description of the Settlement Agreement set forth in Item 4 hereof is incorporated herein by reference.

     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

     Item  7.  Materials  to  be  Filed  as  Exhibits.

     The  Settlement  Agreement  is  filed  herewith  as  Exhibit  1.

     The written agreement relating to joint filing as required by Rule 13d - 1(k) is filed as Exhibit 1 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

     The Warrant is filed as Exhibit 2 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

     The Assignment Agreement is filed as Exhibit 3 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein by reference.

     The Warrant Extension Letter is filed as Exhibit 4 to Schedule 13D filed with the SEC on February 11, 2004, and is incorporated herein be reference.

CUSIP  No.  655107100               13D                    Page  17  of 18 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August  10,  2005

                                  SUMMITBRIDGE  NATIONAL INVESTMENTS  LLC

                                  By:   /s/ Kevin  Treacy
                                        -----------------
                                  Name: Kevin  Treacy
                                  Title: Treasurer

                                  DRAWBRIDGE  SPECIAL  OPPORTUNITIES  FUND  LP

                                  By:  DRAWBRIDGE  SPECIAL  OPPORTUNITIES
                                  ADVISORS  LLC,
                                  its  advisor

                                  By:    /s/ Kevin  Treacy
                                         -----------------
                                  Name:  Kevin  Treacy
                                  Title:  Chief  Financial  Officer

                                  DRAWBRIDGE  SPECIAL  OPPORTUNITIES
                                  ADVISORS,  LLC

                                  By:   /s/ Kevin  Treacy
                                        ------------------
                                  Name: Kevin  Treacy
                                  Title:  Chief  Financial  Officer

                                  FORTRESS  INVESTMENT  GROUP,  LLC

                                  By:   /s/ Randal  A.  Nardone
                                        -----------------------
                                  Name: Randal  A.  Nardone
                                  Title: Chief  Operating  Officer

                                  D.B.  ZWIRN  SPECIAL  OPPORTUNITIES
                                  FUND,  L.P.

                                  By:  D.B.  ZWIRN  PARTNERS,  LLC,
                                  its  General  Partner


                                  By:  Zwirn  Holdings,  LLC,
                                  its  Managing  Member

                                  By:   /s/ Daniel  B.  Zwirn
                                        ---------------------
                                  Name:  Daniel  B.  Zwirn
                                  Title: Managing  Member

                                  D.B.  ZWIRN  &  CO.,  L.P.

                                  By:  DBZ  GP,  LLC
                                  its  General  Partner

                                  By:  Zwirn  Holdings,  LLC,
                                  its  Managing  Member

CUSIP  No.  655107100               13D                    Page  18  of 18 Pages

                                  By:   /s/  Daniel B. Zwirn
                                        --------------------
                                  Name: Daniel  B.  Zwirn
                                  Title:  Managing  Member

                                  DBZ  GP,  LLC
                                  By:  Zwirn  Holdings,  LLC,
                                  its  Managing  Member

                                  By:  /s/ Daniel  B.  Zwirn
                                       ---------------------
                                  Name:  Daniel  B.  Zwirn
                                  Title:  Managing  Member

                                  Zwrin  Holdings,  LLC

                                  By:    /s/ Daniel  B.  Zwirn
                                         ---------------------
                                  Name:  Daniel  B.  Zwirn
                                  Title: Managing  Member

                                  DANIEL  B.  ZWIRN

                                  By:  /s/ DANIEL  B.  ZWIRN
                                       ---------------------
                                       DANIEL  B.  ZWIRN

                                    EXHIBIT  1

                              SETTLEMENT  AGREEMENT
                              --------------------

     This Settlement Agreement (the "Agreement") is made and entered into as of August 1, 2005, by and among Noble Roman's, Inc. ("NRI"), Oak Grove Corp., Pizzaco, Inc., LPS, Inc., G.N.R., Inc. and N.R. East, Inc., on behalf of themselves and each of their officers, directors, employees and shareholders, including but not limited to Paul W. Mobley and Scott Mobley, and each of their agents, affiliates, subsidiaries and successors-in-interest, to the extent legally permissible (NRI and all such related entities and persons are referred to collectively hereinafter as the "Noble Roman's Parties"), and SummitBridge National Investments LLC ("SummitBridge"), Drawbridge Special Opportunities Fund LP and D.B. Zwirn Special Opportunities Fund, L.P., formerly known as Highbridge/Zwirn Special Opportunities Fund, L.P. (together, the "Funds"), on behalf of themselves and each of their general partners, limited partners, members, managers, managing members and the employees, agents, officers, directors, shareholders, affiliates, subsidiaries and successors-in-interest of each, to the extent legally permissible, including, but not limited to, Summit Investment Management LLC (SummitBridge and the Funds and all such related entities and persons are referred to collectively hereinafter as the "SummitBridge Parties"), with reference to the following matters now agreed to as among the Noble Roman's Parties and SummitBridge Parties (collectively, the "Parties"):

     WHEREAS, NRI entered into certain credit agreements and other agreements with The Provident Bank ("Provident") over a period of years prior to October, 2003, which such agreements culminated in a "Tranche Y Term Loan Promissory
Note" made by NRI on or about April 30, 1999 in favor of Provident for a face amount of $8,000,000.00 (the "Note") and Provident's ownership of approximately 3,214,748 shares of common stock in NRI acquired by Provident at various times directly from NRI (the "Common Stock"), $4,929,275 stated amount of no-yield preferred stock in NRI, convertible into 1,643,092 shares of common stock in NRI, acquired by Provident on or about February 8, 2000 (the "Preferred Stock") and a warrant to purchase 385,000 shares of common stock in NRI represented by a Warrant Certificate issued to Provident by NRI on or about August 13, 1998 (the "Warrant") ( the Common Stock, Preferred Stock and Warrant are referred collectively hereinafter as the "Equity Interest");

     WHEREAS, Paul W. Mobley, Oak Grove Corporation, Pizzaco, Inc., LPS, Inc.; G.N.R., Inc. and N.R. East, Inc. (collectively, the "Guarantors") entered into certain guarantees over a period of years prior to October, 2003 in favor of Provident with respect to certain obligations of NRI to Provident subject to the terms and conditions set forth in the respective instruments (the "Guarantees");

     WHEREAS, on or about October 17, 2003 SummitBridge acquired the Note and the Equity Interest from Provident;

     WHEREAS, On or about March 12, 2004, NRI filed a "Complaint for Declaratory Judgment, Money Damages, and Jury Trial" in the Marion County Superior Court in the State of Indiana against SummitBridge and the Funds, as Cause No. 49D11-0403-PL-00531 (the "Action"), seeking, inter alia, declaratory relief with respect to the terms and enforceability of the Note and certain aspects of the Equity Interest, as well as monetary damages;

     WHEREAS, SummitBridge appeared in the Action and denied NRI's claims and concurrently filed a Counterclaim against NRI to enforce the Note and certain rights attendant to the Equity Interest as well as a Third Party Complaint seeking to enforce the Note as against the Guarantors;

     WHEREAS, NRI dismissed the Funds from the Action, without prejudice, before an appearance on their behalf was required;

     WHEREAS, NRI and SummitBridge subsequently each filed amended pleadings in the Action asserting claims against one another arising out of certain communications, events, and relationships with third parties who held subordinated debentures issued by NRI; and

     WHEREAS, the Noble Roman's Parties and the SummitBridge Parties have now reached a global resolution of their disputes with one another, including the claims made in the Action by NRI and SummitBridge and related issues arising out of the Note and the Equity Interest;

     NOW THEREFORE, the Parties wish to fully and finally settle their respective rights and liabilities under the Note and the Equity Interest, to resolve all claims which were made or could have been made in the Action, to enter into new agreements as set forth herein governing the relationship between the Noble Roman's Parties and the SummitBridge Parties, and to otherwise fully and finally release as set forth herein any and all claims and rights that any Party has, has had, or may allege or later discover that they have or had, against the other (excepting those created or expressly excepted by this Agreement or its attendant documentation), at any time through and including the date of the entry of the Judgment in the Action described in Paragraph 3 below.

                            I.  TERMS  OF  AGREEMENT

     In consideration of the foregoing recitals, and the terms and provisions contained herein, and for good and valuable consideration, the Parties agree as follows:

     1.  Resolution  of  the  Note  and  Equity  Interest

        1.1  GE  Financing  Commitment

        NRI will use commercially reasonable efforts to obtain, by no later than July 25, 2005, a commitment or letter of understanding for financing for NRI with GE Franchise Finance Corporation, or another institutional source ("GEFF"), on terms similar to the former financing commitment letter from GEFF dated October 4, 2004 (the "GEFF Commitment"), a copy of which is attached hereto as Exhibit A. This Agreement, and all of the terms, conditions, rights and obligations of or relating to the Parties hereunder, is expressly contingent upon NRI obtaining, and closing upon, such financing on terms no less favorable to it, in its discretion, than the terms set forth in the GEFF Commitment (the "GEFF Closing"). The Parties agree to use their commercially reasonable efforts to cause the GEFF Closing to occur at the earliest practicable time but in any event no later than 11:59 p.m. (Eastern Time) on August 25, 2005. This Agreement shall terminate and the Parties shall have no further obligations hereunder if the GEFF Closing shall not have occurred before August 26, 2005. NRI agrees that, pending the GEFF Closing, NRI will use commercially reasonable efforts to keep SummitBridge informed of the progress of the GEFF Commitment and GEFF Closing.

        1.2  Payment  to  SummitBridge

        By the close of business on the first business day following the GEFF Closing, NRI shall cause GE to remit, or shall cause an independent escrow holder of escrowed funds under the joint control of GE and NRI to remit to one or more bank accounts designated by SummitBridge the aggregate sum of Eight Million Three Hundred Thousand Dollars ($8,300.000.00), by wire transfer(s) (the "Payment"). Wire transfer instructions are set forth in Exhibit B hereto.

        1.3 Resolution of the Note and All Related Security Interest(s) and the Equity Interest


        Upon  receipt and in consideration of the Payment described in Paragraph
1.2 above, SummitBridge shall execute and deliver to NRI the following (collectively, the "SummitBridge Deliveries"):

        (a) a full release and satisfaction of the Note in the form of the "Release and Satisfaction of Promissory Note" attached hereto as Exhibit C. By this Agreement, each of the SummitBridge Parties thereafter hereby relinquish all of its collective right, title and interest in the Note, including all rights to principal, interest, fees, costs and attorneys' fees, if any, that have accrued on or in relation to the Note as of the date of surrender;

        (b) any and all documents necessary to release any security interest(s) held or purported to be held by SummitBridge or any SummitBridge Party with respect to the Note, including, but not limited to, any such interest created or provided by that certain Fourth Amendment to Credit Agreement dated as of April 30, 1999 by and between NRI and Provident;

        (c) a full release and satisfaction in favor of each of the Guarantors with respect to the Note and the Guarantees in the form of the "Release of Guarantors" attached hereto as Exhibit D. By this Agreement, each of the SummitBridge Parties thereafter hereby relinquishes all of its collective right, title and interest in the Guarantees;

        (d) the original Warrant or an affidavit executed by an appropriate representative of SummitBridge that the Warrant has been lost or destroyed. By this Agreement, each of the SummitBridge Parties thereafter hereby relinquishes all of its collective right, title and interest in the Warrant. SummitBridge shall cooperate reasonably in the execution of any documentation required by NRI to cancel the Warrant;

        (e) all certificates representing the Preferred Stock, together with stock powers duly endorsed in blank for transfer to NRI. By this Agreement, each of the SummitBridge Parties thereafter hereby relinquishes all of its collective right, title and interest in the Preferred Stock. SummitBridge shall cooperate reasonably in the execution of any documentation required by NRI to cancel the Preferred Stock; and

        (f) certificates representing a total of Eight Hundred Fourteen Thousand, Seven Hundred and Forty-Eight (814,748) shares of common stock in NRI currently owned by SummitBridge (the "Surrendered Shares"), together with stock powers duly endorsed in blank for transfer to NRI. By this Agreement, each of the SummitBridge Parties thereafter hereby relinquishes all of its collective right, title and interest in the Surrendered Shares. SummitBridge shall cooperate reasonably in the execution of any documentation required by NRI to cancel the Surrendered Shares. It is the further intent of the Parties that, following relinquishment of the Surrendered Shares, SummitBridge shall retain record ownership of a total of Two Million Four Hundred Thousand (2,400,000) shares of common stock in NRI (the "Retained Common Stock"). NRI shall use commercially reasonable efforts to confirm SummitBridge's ownership of the Retained Common Stock, including but not limited to issuance of new stock certificates evidencing such shares. Such stock certificates may bear legends, in the form of the exemplar legend attached hereto as Exhibit E, evidencing the restrictions referred to in this Agreement.

     2.  Closing

     The closing of the transactions contemplated by Paragraphs 1.2 and 1.3 (the "Closing") shall occur no later than the close of business (Standard Time) on the first business day immediately following the GEFF Closing and shall occur at the offices of Bose McKinney & Evans LLP, 2700 First Indiana Plaza, 135 North Pennsylvania Street, Indianapolis, Indiana or at such other time and place as is mutually agreed to by the SummitBridge and NRI.

     3.  Dismissal  of  the  Action

     In consideration of the Payment and the SummitBridge Deliveries, NRI, SummitBridge and the Guarantors each agree to have their counsel of record in the Action execute and submit, immediately after the GEFF Closing, for signature and filing, to the Marion County Superior Court, the "[Proposed] Stipulated Judgment and Dismissal With Prejudice" attached to this Agreement as Exhibit F for entry by the Court. The purposes of the Stipulated Judgment are to: (a) obtain a judicial declaration by the Court that SummitBridge is not an "interested shareholder" of NRI within the meaning of the Indiana Business Combination Law (I.C. Sec. 23-1-43 et seq.), arising out of or with respect to:
(i) this Agreement; and/or (ii) SummitBridge's direct, or indirect beneficial, ownership of the portion of the Stock Interest consisting of the 2,400,000 shares of common stock (or any part thereof) in NRI that will continue to be held by SummitBridge immediately after the GEFF Closing; (b) obtain a judicial declaration by the Court that the SummitBridge is and will remain subject to the provisions of Indiana Control Share Acquisition Law (I.C.Sec. 23-1-42 et seq.) with respect to its rights as a holder of all or any portion of the Retained Common Stock and has, no voting rights in respect of the Retained Common Stock unless and until such rights are granted in the future pursuant to a shareholder resolution adopted in accordance with the terms of the Control Share Acquisition Law; (c) dismiss with prejudice all remaining claims raised in the Action; and
(d) provide that the Noble Roman's Parties, including the Guarantors, and the SummitBridge Parties, including the Funds, shall each bear their own litigation costs and attorneys' fees associated in any way with the action.

     4.  Releases

        4.1  Release  of  SummitBridge  Parties  by  Noble  Roman's  Parties

        In consideration of the SummitBridge Deliveries, each of the Noble Roman's Parties hereby releases and discharges the SummitBridge Parties from any and all claims, demands, debts, obligations, liabilities, costs, expenses, rights of action, causes of action, awards and judgments of any kind or character whatsoever, whether known or unknown, suspected or unsuspected, whether currently existing or arising in the future, arising out of or relating to any claim or matter asserted, or which could have been asserted, in the Action (the "Noble Roman's Released Claims"). The Noble Roman's Parties acknowledge and agree that the Noble Roman's Released Claims may include claims of every nature and kind whatsoever against the SummitBridge Parties, whether known or unknown, suspected or unsuspected, and further acknowledges that such claims may be presently unknown or unsuspected, and may be based upon hereafter discovered facts different from, or in addition to, those which the Noble Roman's Parties now know, or believe to be true. Nevertheless, the Noble Roman's Parties agree that the foregoing release shall be and remain effective in all respects, notwithstanding such different or additional facts, or the discovery thereof. The sole exception to this general release by the Noble Roman's Parties shall be any claim(s) arising out of: (a) this Agreement or the Noble Roman's Parties' rights hereunder; and/or (b) any document required to be executed, or any act required to be taken, by the SummitBridge Parties in order to carry out this Agreement.

        4.2  Release  of  Noble  Roman's  Parties  by  SummitBridge  Parties

        In consideration of the Payment, each of the SummitBridge Parties hereby releases and discharges the Noble Roman's Parties from any and all claims, demands, debts, obligations, liabilities, costs, expenses, rights of action, causes of action, awards and judgments of any kind or character whatsoever, whether known or unknown, suspected or unsuspected, whether currently existing or arising in the future, arising out of or relating to any claim or matter asserted, or which could have been asserted, in the Action (the "SummitBridge Released Claims"). The SummitBridge Parties acknowledge and agree that the SummitBridge Released Claims may include claims of every nature and kind whatsoever against the Noble Roman's Parties, whether known or unknown, suspected or unsuspected, and further acknowledges that such claims may be presently unknown or unsuspected, and may be based upon hereafter discovered facts different from, or in addition to, those which the SummitBridge Parties now know, or believe to be true. Nevertheless, the SummitBridge Parties agree that the foregoing release shall be and remain effective in all respects, notwithstanding such different or additional facts, or the discovery thereof. The sole exception to this general release by the SummitBridge Parties shall be any claim(s) arising out of: (a) this Agreement or the SummitBridge Parties' rights hereunder; (b) any document required to be executed, or any act required to be taken, by the Noble Roman's Parties in order to carry out this Agreement; and/or (c) the SummitBridge Parties' rights with respect to the Retained Common Stock, subject to the applicability of the Indiana Control Share Acquisition Law as described in Paragraph 3(b).

     5.  Indemnification

        5.1  Indemnification  of  SummitBridge  Parties  by  NRI

        From and after Closing, NRI shall indemnify and hold harmless the SummitBridge Parties from any cost, liability, damage or loss, including all reasonable costs and attorney's fees incurred in connection therewith, incurred directly or indirectly by reason of a claim, demand, debt, obligation, liability, cost, expense, right of action, cause of action, award or judgment against the SummitBridge Parties arising out of or relating to any future claim raised by the Noble Roman's Parties that asserts or purports to assert, in whole or in part, any of the Noble Roman's Released Claims.

        5.2  Indemnification  of  Noble  Roman's  Parties  by  SummitBridge

        From and after the Closing, SummitBridge shall indemnify and hold harmless the Noble Roman's Parties from any cost, liability, damage or loss, including all reasonable costs and attorney's fees incurred in connection therewith, incurred directly or indirectly by reason of a claim, demand, debt, obligation, liability, cost, expense, right of action, cause of action, award or judgment against the Noble Roman's Parties arising out of or relating to any future claim raised by the SummitBridge Parties that asserts or purports to assert, in whole or in part, any of the SummitBridge Released Claims.

     6.  Representations  and  Warranties  Regarding  the  Action

        6.1  No  Admission  of  Liability

        The provisions of this Agreement relating to the Action pertain to disputed claims and do not constitute in any way an admission by any of the Parties of liability or of the validity of any of the claims or matters alleged in the Action. Execution of this Agreement does not constitute evidence of, and shall not be construed to be, an admission of liability and/or wrongdoing by any of the Parties.

        6.2  No  Other  Actions Filed

        Each of the Parties represents that, other than the Action, no litigation against any other Party, related in any manner to the Noble Roman's Released Claims or the SummitBridge Released Claims, has been filed, and that none will be filed by or on behalf of any of the Parties at any time hereafter.

        6.3  Warranty  of  No  Assignment

        The Parties each represent and warrant that they have not heretofore assigned or transferred, or purported to assign or transfer, to any person, firm or corporation whatsoever any claim, debt, liability, demand, obligation, cost, expense, action or causes of action covered by this Agreement, and each of the Parties acknowledges and agrees that this warranty and representation is an essential and material term of this Agreement without which none of the consideration received in connection herewith would have been made or delivered. The foregoing warranty and representation shall survive the delivery of this Agreement, and each of the Parties shall indemnify, defend and hold the others harmless from any claims, demands or actions which have been assigned or transferred, or purported to have been assigned or transferred, in violation of the foregoing representation and warranty.

        6.4  Factual Differences

        Each of the Parties understands and accepts the risk that the facts with respect to which this Agreement is entered into may be different from the facts now known or believed by each Party to be true. The Parties agree that this Agreement shall remain in all respects effective and shall not be subject to termination or rescission by virtue of any such differences in fact.

     7.  [Reserved]

     8.  Initial  Offering  and  Sale  Conditions  for the Retained Common Stock

        8.1  Initial  Right  to  Locate  Qualified  Buyer(s)

        From and after the Closing, NRI and Paul W. Mobley ("Mobley") will use commercially reasonable efforts to assist SummitBridge in finding one or more buyers to purchase some or all of the Retained Common Stock, under the following conditions:

        (a) If the sale is a transaction exempt under the so-called "4-1/2" exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), NRI will have a reasonable belief that the buyer(s) is an accredited investor within the meaning of Regulation D under the Securities Act, who is willing, and financially able, as represented in a written commitment letter executed by the prospective buyer(s), containing customary representations, to purchase such common stock in NRI pursuant to a private sale not subject to registration with The Securities and Exchange Commission (the "SEC") under the Securities Act.

        (b) SummitBridge will sell all shares of the Retained Common Stock to any such buyer(s) identified by NRI and/or Mobley for an average price that equals or exceeds the greater of: (i) $1.10 per share; or (ii) ninety percent (90%) of the closing transaction price for NRI shares published for the trading day prior to the date of purchase on which trades are reported; provided, however, that at no time shall this Agreement be construed to require SummitBridge to consent to the sale of any of the Retained Common Stock by or with the assistance of NRI and/or Mobley if the proposed per share price of such a sale would, if executed, cause the average price of the aggregate amount of all shares of Retained Common Stock sold, as measured on the date immediately following any such proposed sale, to be less than the greater of $1.10 per share or ninety percent (90%) of the transaction price for NRI shares published for the trading day prior to the date of each of the prior sales of such shares; and

        (c) NRI and Mobley are entitled and agree to, continue their efforts to locate such buyer(s) for a minimum period of one hundred eighty (180) days from the Closing (the "Initial Sale Period"). If at the end of the Initial Sale Period, SummitBridge holds more than a total of One Million Two Hundred Thousand (1,200,000) shares of the Retained Common Stock, then NRI's and Mobley's rights and obligations under this Paragraph 8.1 shall cease. If, however, at the end of the Initial Sale Period, SummitBridge holds less than a total of One Million Two Hundred Thousand (1,200,000) shares of the Retained Common Stock, then NRI and Mobley are entitled and agree to, continue their use their commercially reasonable efforts to locate one or more buyer(s) of some or all of the remaining Retained Common Stock, under the same conditions as set forth herein, for one additional ninety (90) day period (the "Added Sale Period"). In no event shall NRI's or Mobley's rights and obligations under this Paragraph extend beyond two hundred seventy (270) days from the date of Closing.

        (d) NRI agrees to indemnify the SummitBridge Parties against all losses, claims, damages, liabilities and expenses (collectively "claims") arising out of or relating to the offer or sale of any Retained Shares by or with the assistance of NRI and/or Mobley pursuant to this Section 8.1, including without limitation, claims based upon any untrue or alleged untrue statement of material fact made by NRI and/or Mobley in connection with such offer or sale or any omission or alleged omission of a material fact required to be stated or necessary to make the statements made not misleading, and shall reimburse the SummitBridge Parties for any legal or other expenses reasonably incurred by such person in connection with the investigation or defense of such claims, except insofar as the same are caused by or contained in any information furnished in writing to NRI and/or Mobley by the SummitBridge Parties expressly for use in connection with such offer or sale. Notwithstanding the foregoing to the contrary, NRI shall have no obligation under this Paragraph 8.1(d) in respect of any claim arising out of any untrue statement or omission of material fact in any communication to any offeree or buyer that NRI establishes was first made by any of the SummitBridge Parties without authorization by NRI, Mobley and/or their agents.

     8.2  SummitBridge  Parties  Stand  Still  Period

     8.2.1  Duration

     During the period(s) in which NRI and Mobley are performing their obligations as required under the provisions of Paragraph 8.1 above within the Initial Sale Period or, if triggered, the Added Sale Period, SummitBridge agrees that it will not sell, offer to sell or place an order to sell any NRI common stock in open market transactions without NRI's prior written consent (the "Stand Still Period"). The Stand Still Period shall terminate on the earlier of:

        (a) The date on which NRI's and Mobley's obligations under Paragraph 8.1 above expire;

        (b) The expiration of the Initial Sale Period if SummitBridge then holds a total of 1,200,000 or more shares of the Retained Common Stock; or


        (c)  The  expiration  of  the  Added  Sale  Period.


        8.2.2  Premium  Sales and Referrals during Stand Still Period

     Nothing in this Agreement shall preclude SummitBridge Investments from:

        (a) Selling all or any portion of the Retained Common Shares during the Stand Still Period to any buyer(s) who offers to purchase such shares at a price in excess of that required by Paragraph 8.1(b) above; or

        (b) Referring a prospective purchaser of some or all of the Retained Common Stock to NRI or Mobley during the Stand Still Period.

     9. Restoration of Voting Rights in Retained Common Stock after Stand Still Period

     If, at the expiration of the Stand Still Period, SummitBridge continues to own, directly or beneficially, any portion of the Retained Common Stock, NRI, Mobley and Scott Mobley agree to use their collective commercially reasonable efforts to cause the then-holders of NRI's voting common stock to vote, in accordance with the provisions of the Indiana Control Share Acquisition Law, to restore to all shares of common stock in NRI still owned by SummitBridge full voting rights permitted generally to the holders of NRI's common stock under Indiana law and NRI's Articles of Incorporation and Bylaws. Mobley and Scott Mobley agree to vote all shares owned by them, directly or beneficially, or the voting rights of which they control, by agreement or proxy, in favor of such restoration of common stock voting rights to SummitBridge.

     10. Right to Appoint  Board  Observer  After Initial Sale Period

     If, at the end of the Initial Sale Period described in Paragraph 8.1 above, SummitBridge holds at least 1,200,000 shares of the Retained Common Stock, NRI shall immediately take all steps necessary to provide for the appointment of, and shall immediately grant and permit SummitBridge the sole right to appoint either: (a) any one of Robert Ekback, Steven Petrie, Raymond Chan, Josh Pack or Robert Omer in SummitBridge's sole discretion; or, alternatively, (b) any other person, whose appointment is subject to the commercially reasonable consent of NRI, to hold the seat of a single observer to the Board of Directors of NRI (the "Observer Seat"). Subject to the execution of a confidentiality agreement in the form of the agreement attached hereto as Exhibit G and to NRI's right to withhold communications that create an unreasonable risk, in the opinion of NRI's outside legal counsel, of waiving the attorney-client privilege, the holder of the Observer Seat shall be entitled to all notices of meetings of the NRI Board of Directors, shall receive and have access to the same records and information provided to elected members of the NRI Board of Directors and shall be entitled to actively participate in (but not vote at) any meetings or actions of the NRI Board of Directors. The Observer Seat, and SummitBridge's sole right to appoint the holder of the Observer Seat, shall remain effective for so long a period in which SummitBridge owns, directly or beneficially, seven hundred fifty thousand (750,000) or more shares of the Retained Common Stock.

     11. Stock Registration Rights of SummitBridge

     Commencing on the expiration of the Stand Still Period, and ending at 11:59 p.m. (Eastern Standard Time) on October 31, 2006 (the "Registration Period"), SummitBridge shall be entitled to one demand registration right, as provided in the form of "Registration Rights Agreement" attached hereto as Exhibit H, to cause NRI to register under the Securities Act, the resale of all shares of Retained Common Stock held as of the commencement of the Registration Period in an underwritten public offering and/or in market transactions, at the sole election of SummitBridge. The Registration Rights Agreement may only be invoked by SummitBridge only in the event that the shares of Retained Common Stock then directly owned by SummitBridge represent five percent (5%) or more of the then outstanding shares of common stock in NRI.

     12. Forbearance by SummitBridge Parties from Unapproved Stock Transactions or Contests

     SummitBridge and each of the Funds agree that, for a period of two (2) years from the Closing they shall not engage in, solicit or participate in any proxy contest or tender offer involving NRI's common stock, except as expressly provided for in this Agreement or as specifically approved by NRI's Board of Directors.

     13.  General  Provisions  and  Covenants

        13.1  Binding  on  Successors

        This Agreement shall inure to the benefit of and shall bind the Parties hereto and their respective representatives, heirs, executors, administrators, successors, families, employees, officers, directors, shareholders, agents and assigns, to the extent legally permissible.

        13.2  Further Documentation

        Each of the Parties hereto shall do all acts and execute all documents necessary or reasonably convenient to effectuate the terms and provisions of this Agreement.

        13.3  Final  Agreement

        This Agreement supersedes all prior negotiations and understandings of any kind with respect to the subject matter hereof, and contains all of the terms and provisions of the Agreement among the Parties hereto with respect to the subject matter hereof. There are no oral representations, understandings, statements or stipulations of any kind or character made by any of the Parties bearing upon the effect of this Agreement to induce execution of this Agreement, or otherwise, which have not been incorporated herein.

        13.4 Governing Law

        This Agreement is made under and shall be governed by and construed in accordance with the laws of the State of Indiana.

        13.5  Severability  Provision

        If any provision of this Agreement is unenforceable, for any reason, the remaining provisions shall nevertheless be of full force and effect.

        13.6  Attorneys' Fees

        The Parties hereto agree to bear their own respective attorneys' fees and costs incurred prior to the date this Agreement is fully executed. In the event of any controversy, claim or dispute following the date this Agreement is finally executed, in connection with or relating to this Agreement, or the subject matter hereof, the prevailing Party shall be entitled to recover all costs and expenses (including, but not limited to, reasonable attorneys' fees) incurred by the prevailing Party in connection therewith.

        13.7  Modification

        This Agreement may be modified only by a subsequent writing, signed by both NRI and SummitBridge or, with respect to any other Party, by the Party to be charged thereunder.

        13.8  Headings

        The paragraph headings of this Agreement are provided for the ease of reference only and shall have no effect on its interpretation.

        13.9  Agreement  Mutually  Negotiated

        This Agreement has been negotiated between the Parties and has been thoroughly reviewed by each party. Each party has had an opportunity to make such changes as that party wished to make and each has had the opportunity to have their counsel review and comment upon the Agreement and each provision thereof. This Agreement shall be interpreted in accordance with the plain meaning of its terms and not strictly for or against any of the Parties hereto. Accordingly, the parties agree that for purposes of interpreting this Agreement, neither Party shall be deemed to have drafted this Agreement and each Party waives any rule of contract construction which provides that ambiguities in the contract shall be construed against the Party who drafted the Agreement or otherwise caused the ambiguity to exist.

        13.10  Warranty  of  Authority

        Each corporation executing this Agreement represents that this Agreement has been executed and delivered by a duly appointed executive officer of the corporation pursuant to a resolution adopted by the Board of Directors of the corporation. Each partnership, limited partnership or limited liability company executing this Agreement represents that this Agreement has been executed and delivered by a duly appointed managing member, managing agent or partner, as the case may be.

        13.11  Representation  by  Counsel

        The Parties hereto affirmatively represent that they have been represented, or have had the opportunity to be represented, throughout the negotiation of this Agreement by attorneys of their own choosing. The Parties each further represent that such attorneys have adequately explained to them the terms and conditions of this Agreement, and the legal ramifications and consequences thereof. To the extent any Party(ies) has/have not consulted with an attorney or consultant of their choice, they have done so voluntarily, of their own free will and accord, and not as a result of any undue coercion or persuasion from any other Party.

        13.12 Knowing and Voluntary Agreement

        The Parties each represent that they (or their undersigned representative) have carefully read this Agreement and that they fully understand the contents and legal effect thereof. The Parties each further affirmatively represent they have discussed, or have had an opportunity to discuss, with attorneys or advisors of their choice, each of the terms and conditions of this Agreement, and that they understand and agree to each such term and condition.

        13.13  No Reliance on Any Other Party

        The Parties each expressly represent that they have not relied upon any statements or representations made by any other Party to this Agreement, or by the representative, agent, or attorneys of any Party to this Agreement, other than with respect to such statements and representations which are expressly set forth in this Agreement.

        13.14 Notices

        Any notices required or made pursuant to this Agreement or its attendant requirements shall be made as follows:

   (a)   If  to  Noble  Roman's:              Paul  W.  Mobley
                                              Chairman  and  CEO
                                              Noble  Roman's,  Inc.
                                              One  Virginia  Avenue, Suite 800
                                              Indianapolis,  IN  46204



         With  copies  to:                    Thomas  A.  Litz,  Esq.
                                              Thompson  Coburn  LLP
                                              One  US  Bank  Plaza
                                              St.  Louis,  MO  63101-1611

         and  to:

                                              Jeffrey  A.  Gaither,  Esq.
                                              Bose  McKinney  &  Evans  LLP
                                              2700  First  Indiana  Plaza
                                              135  North  Pennsylvania  Avenue
                                              Indianapolis,  IN  46204

   (b)  If  to  the  SummitBridge Parties:    Senior  Asset  Manager
                                              Summit  National Investments  LLC
                                              Wells  Fargo  Building, Suite 2150
                                              1700 Lincoln  Street
                                              Denver  CO  80203





         With  copies  to:

                                              Jack  R.  Nelson,  Esq.
                                              Reed  Smith  LLP
                                              1999 Harrison Street, Suite 2400
                                              Oakland,  CA  94612


         and  to:                             Jonathan  G.  Polak
                                              Dann Pecar Newman & Kleiman,P.C.
                                              2300  One  American  Square
                                              Box  82008
                                              Indianapolis,  IN  46282


        13.15  Counterparts

        This Agreement may be executed in separate counterparts and shall become effective only after all such separate counterparts have been executed and exchanged between the Parties. Facsimile signatures shall be sufficient provided they are subsequently supplemented by the originals thereof.




DATED:     August  1,     2005          Noble  Roman's,  Inc.

                                        By: /s/ Paul W. Mobley
                                            --------------------
                                            Paul W. Mobley
                                            Chairman  and  Chief
                                            Executive Officer


DATED:     August  1,     2005          /s/  Paul  W.  Mobley
                                        --------------------
                                        Paul  W.  Mobley

DATED:     August  1,     2005          /s/  A.  Scott  Mobley
                                        -------------------
                                        A.  Scott  Mobley

DATED:     August  1,     2005          Oak  Grove  Corporation

                                        By:  /s/Paul  W.  Mobley
                                             -----------------
                                             Paul  W.  Mobley

DATED:     August   1,    2005          Pizzaco,  Inc.
                                        By  /s/  Paul  W.  Mobley
                                            --------------------
                                            Paul W. Mobley

DATED:     August   1,    2005          LPS, Inc.

                                        By  /s/Paul  W.  Mobley
                                            -------------------
                                            Paul W. Mobley

DATED:     August   1,    2005          G.N.R,Inc.

                                        By  /s/Paul  W.  Mobley
                                            --------------------
                                            Paul W. Mobley

DATED:     August   1,    2005          N.R  East,  Inc.
                                        By  /s/  Paul W. Mobley
                                            ---------------------
                                            Paul  W.  Mobley

APPROVED  AS  TO  FORM:


DATED:     August   1,    2005          Thompson  Coburn  LLP
                                        By  /s/  Thomas  A.  Litz,  Esq
                                            ------------------------
                                            Thomas  A.  Litz,  Esq

DATED:     July    26,    2005          Bose  McKinney  &  Evans  LLP

                                        By  /s/Jeffrey  A.  Gaither Esq.
                                            --------------------------
                                            Jeffrey  A.  Gaither  Esq.

                                        Attorneys for Noble Roman's,Inc.,
                                        Paul  W. Mobley,  Scott  Mobley,
                                        Oak  Grove Corporation,
                                        Pizzaco, Inc., LPS, Inc.
                                        G.N.R., Inc. and N.R. East, Inc.

DATED:  July  29,  2005                 SummitBridge National Investments LLC

                                        By /s/  CONSTANTINE  DAKOLIAS
                                           ------------------------
                                          CONSTANTINE  DAKOLIAS
                                          Authorized Signatory

DATED:  July  29,  2005                 Drawbridge Special Oportunities Fund LP

                                        By  /s/  CONSTANTINE  DAKOLIAS
                                            ------------------------
                                            CONSTANTINE  DAKOLIAS
                                            Chief  Credit  Officer

DATED:  July  29,  2005                 D.B. Zwirn Special Opportunities
                                        Fund, L.P.



                                        By:  D.B.  Zwirn  &  Co.,  L.P.

                                        By  /s/  David Proshan
                                            ------------------
                                            David  Proshan
                                            Its:  General  Counsel


APPROVED  AS  TO  FORM:




DATED:  July  27,  2005                 Reed  Smith  LLP



                                        By: /s/  Jack  R.  Nelson,  Esq
                                            --------------------------
                                            Jack  R.  Nelson,  Esq




DATED:  July  26,  2005                 Dann  Pecar  Newman  &  Kleiman,  PC

                                        By:   /s/  Jonathan  G.  Polak,  Esq.
                                              ------------------------------
                                             Jonathan  G.  Polak,  Esq.

                                        Attorneys  for  SummitBridge  National
                                        Investments  LLC,  Drawbridge  Special
                                        Opportunities  Fund  LP  and  D.B.
                                        Zwirn  Special
                                        Opportunities  Fund,  L.P.

                                    EXHIBIT  A

                                    EXHIBIT  B

                                    EXHIBIT  C

                                    EXHIBIT  D

                                    EXHIBIT  E

                                    EXHIBIT  F

                                    EXHIBIT  G

                          REGISTRATION  RIGHTS  AGREEMENT

     THIS REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made and entered into as of July __, 2005 by and among Noble Roman's, Inc., an Indiana corporation (the "Company"), and SummitBridge National Investments, LLC, a Delaware limited liability company (the "Investor"). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Section 1.

     1. Definitions. As used herein, the following terms shall have the following meanings.

     "Common Stock" means, collectively, (i) the Common Stock of the Company, and (ii) any other equity securities of the Company issued or issuable with respect to the Common Stock described in the preceding clause (i) by way of a stock dividend or stock split or in connection with a combination of stock, recapitalization, merger, consolidation or other reorganization.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

     "Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or other entity, or a governmental entity (or any department, agency or political subdivision thereof).

     "Registrable Securities" means 2,400,000 shares of Common Stock owned by the Investor (plus any shares of Common Stock acquired by, or issued or issuable to the Investor in respect of such Common Stock) or any other Person who becomes a holder of such Common Stock and to whom registration rights under this Agreement are assigned pursuant to Section 10(d) below. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (in connection with a transfer of securities or otherwise), whether or not such acquisition has actually been effected. Such Common Stock will cease to be Registrable Securities when sold (i) pursuant to a registration statement under the Securities Act, or (ii) in a transaction pursuant to Rule 144.

     "Registration Expenses" means all expenses incident to the Company's performance of or compliance with this Agreement, including without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses and fees and disbursements of counsel and independent certified public accountants for the Company, but specifically excluding any fees or expenses of underwriters or counsel for the holders of any Registrable Securities.

     "Registration Period" means the period beginning on the later of (i) October 31, 2005 and (ii) the expiration of the "Stand Still Period," as such term is defined in that certain Settlement Agreement dated as of July __, 2005, by and among the Company, the Investor and certain parties related to them, and ending on October 31, 2006.

     "Rule 144" means Rule 144 under the Securities Act (or any similar rule then in force).


                                    EXHIBIT H

     "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

     2.  Demand  Registrations.

     (a) Requests for Registration. Subject to the provisions of this Section 2, at any time during the Registration Period, the holders of a majority of the Registrable Securities may request registration under the Securities Act of all or any portion of their Registrable Securities on such form as may be appropriate, which may be a Form S-1 or any similar long-form registration or a Form S-3 or any similar short-form registration, if available. All registrations requested pursuant to this Section 2(a) are referred to herein as "Demand Registrations". Each request for a Demand Registration shall specify the number of Registrable Securities requested to be registered, the anticipated method or methods of distribution (which may be a shelf registration for open market or privately negotiated transactions, an underwritten public offering or other manner of distribution) and the anticipated per share price range for such offering.

     (b) Limitations on Demand Registrations. The holder(s) of the Registrable Securities will be entitled to request one (1) Demand Registration, for which the Company will pay all Registration Expenses. A registration will not count as the permitted Demand Registration until it has become effective and remained effective for at least 90 days (including any period during which a post-effective amendment is effective), except that if the registration statement relates to open market and privately negotiated transactions (and does not provide for an underwritten offering), the registration statement shall have remained effective for at least 180 days; provided, however, that the holders of Registrable Securities making a request for a Demand Registration hereunder may withdraw from such registration at any time prior to the effective date of such Demand Registration, in which case such request will count as a Demand Registration for such holder, irrespective of whether or not such registration is effected, unless the requesting holder(s) reimburse the Company for all expenses incurred in connection with such withdrawn registration.

     (c) Priority on Demand Registrations. The Company will not include in any Demand Registration any securities which are not Registrable Securities without the prior written consent of the holders of a majority of the Registrable Securities included in such registration. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, which can be sold therein without adversely affecting the marketability of the offering, the Company will include in such registration, (i) first, the number of Registrable Securities requested to be included in such registration by the holders of Registrable Securities, pro rata among the holders of such Registrable Securities on the basis of the number of Registrable Securities owned by each such holder, and (ii) second, any other securities of the Company requested to be included in such registration, pro rata among the respective holders thereof on the basis of the number of shares owned by each such holder.

     (d) Selection of Underwriters. In the case of a Demand Registration, the holders of a majority of the Registrable Securities will have the right to select the investment banker(s) and manager(s) to administer the offering, subject to the approval of the Company which shall not be unreasonably withheld.

     (e) Other Registration Rights. Except as provided in this Agreement, prior to the expiration of the Registration Period, the Company will not grant to any Persons the right to request the Company to register any equity securities of the Company, without the prior written consent of a majority of the holders of the Registrable Securities.

     3.  Holdback  Agreements.

     (a) Each holder of Registrable Securities agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 180-day period beginning on the date of the final prospectus relating to any Demand Registration (except as part of such registration), unless the underwriters managing the registered public offering otherwise agree to a shorter period.

     (b) The Company (i) will not effect any sale or distribution of equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration (except as part of such underwritten registration), unless the underwriters managing the registered offering otherwise agree, and (ii) will use commercially reasonable efforts to cause each of its directors, officer and holders of more than 5.0% of the Company's outstanding Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock to agree not to effect any sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such offering, if otherwise permitted), unless the underwriters managing such offering otherwise agree. Notwithstanding the foregoing, the Company may at any time grant stock options and issue shares of common stock upon the exercise of presently outstanding stock options or options granted after the date hereof.

     4. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company will use its commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

     (a) prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to one counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed and provide such counsel with an opportunity to comment on such documents);

     (b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for such period which will terminate upon the earlier to occur of such time when all Registrable Securities covered by the registration statement have been sold or the registration statement has been effective for 90 days (provided, however, that such 90 day period shall be 180 days if the registration statement relates to open market and privately negotiated transactions and does not provide for an underwritten offering), and to otherwise comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

     (c) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

     (d) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process (i.e., service of process which is not limited solely to securities law matters) in any such jurisdiction, or (iv) incur unreasonable effort or expense);

     (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will promptly prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

     (f) cause all such Registrable Securities to be listed on each securities exchange or nationally recognized quotation system on which similar securities issued by the Company are then listed;

     (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

     (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, preparing and participating in customary and reasonable "road show" presentations to institutional investors);

     (i) make available at reasonable times for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement, subject to the applicable person(s) executing a nondisclosure agreement in reasonable form and substance if reasonably required by the Company;

     (j) otherwise comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earning statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

     (k) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and consider the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

     (l) use best efforts to prevent the issuance of any stop order ("Stop Order") suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any securities included in such registration statement for sale in any jurisdiction, and, in the event of such issuance, the Company shall immediately notify the holders of Registrable Securities included in such registration statement of the receipt by the Company of such notification and shall use its best efforts promptly to obtain the withdrawal of such order;

     (m) use its best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities; and

     (n) obtain a "cold comfort" letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by "cold comfort" letters as the holders of a majority of the Registrable Securities being sold reasonably request.

If any such registration or comparable statement refers to any holder by name or otherwise as the holder of any securities of the Company and if, in its sole and exclusive judgment, such holder is or might be deemed to be a controlling person of the Company, such holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such holder and presented to the Company in writing, to the effect that the holding by such holder of such securities is not to be construed as a recommendation by such holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such holder by name or otherwise is not required by the Securities Act or any similar Federal statute then in force, the deletion of the reference to such holder; provided, that with respect to this clause (ii) such holder shall furnish to the Company a written opinion of counsel to such effect, which opinion and counsel shall be reasonably satisfactory to the Company.

     5. Registration Expenses. All Registration Expenses will be borne by the Company. The holders of Registrable Securities shall bear all expenses incurred by them in connection with any offer or sale of the Registrable Securities.

     6.  Indemnification.

     (a) The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, its partners, members, officers and directors and each Person who controls such holder (within the meaning of the Securities
Act) against all losses, claims, damages, liabilities and expenses arising out of or based upon any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse such holder, partner, member, director, officer or controlling person for any legal or other expenses reasonably incurred by such holder, partner, member, director, officer or controlling person in connection with the investigation or defense of such loss, claim, damage, liability or expense, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

     (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will (i) indemnify the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) or who signs a registration statement filed pursuant hereto, against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact relating to such holder and provided by such holder to the Company or the Company's agent contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in, or based upon, any information or affidavit so furnished in writing by such holder or such holder's representative; provided, that the obligation to indemnify will be individual to each holder and will be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement, and (ii) reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) for any legal or other expenses reasonably incurred by such Persons in connection with the investigation or defense of such loss, claim, damage, liability or expense, except insofar as the same are caused by or contained in any information furnished to such holder of Registrable Securities expressly for use therein. In connection with an underwritten offering in which a holder of Registrable Securities is participating, each such holder will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company, its directors and officers and each Person who controls the Company (within the meaning of the Securities Act) or who signs the registration statement.

     (c) Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that failure to give such notice shall not affect the right of such Person to indemnification hereunder unless such failure is prejudicial to the indemnifying party's ability to defend such claim) and
(ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

     (d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the transfer of securities. The Company and each holder also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the indemnification provided for herein is unavailable for any reason.

     (e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with an underwritten public offering conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

     7.  Holders'  Obligations.

     (a) No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangement approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements; provided, that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding such holder and such holder's intended method of distribution.

     (b) Upon receipt of notification described in Section 4(e), the holder(s) participating in an offering shall immediately cease offering or selling any Registrable Securities and shall not resume such offers or sales until the Company consents thereto and, thereafter, any offers or sales will be made only by means of an amended or supplemented prospectus furnished by the Company.

     8. Rule 144 Reporting. With a view to making available to the holders of Registrable Securities the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts to:

     (a) make and keep current public information available, within the meaning of Rule 144 or any similar or analogous rule promulgated under the Securities Act, at all times after it has become subject to the reporting requirements of the Exchange Act;

     (b) file with the SEC, in a timely manner, all reports and other documents required of the Company under the Securities Act and Exchange Act; and

     (c) so long as any party hereto owns any Registrable Securities which may not be resold under Rule 144(k), furnish to such Person forthwith upon request, a written statement by the Company as to its compliance with the reporting requirements of said Rule 144, the Securities Act and the Exchange Act; a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as such Person may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such Registrable Securities without registration.

     9. Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when delivered personally, sent via a nationally recognized overnight courier or sent via facsimile to the recipient. Such notices, demands and other communications will be sent to the address indicated below:

          If  to  the  Company:

          Noble  Roman's  Inc.
          One  Virginia  Avenue,  Suite  800
          Indianapolis,  Indiana  46204
          Attention:  President

          With  a  copy  to:

          Thomas  A.  Litz,  Esq.
          Thompson  Coburn  LLP
          One  US  Bank  Plaza
          St.  Louis,  MO  63101-1611

          If  to  Investor:

          Senior  Asset  Manager
          Summit  National  Investments  LLC
          Well  Fargo  Building,  Suite  2150
          Denver, CO 80203
or such other address or to the attention of such other Person as the recipient party shall have specified by prior written notice to the sending party.

     10.  Miscellaneous.

     (a) No Inconsistent Agreements. Prior to the end of the Registration Period, the Company will not enter into any agreement which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

     (b) Remedies. Any Person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

     (c) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the holders of at least a majority of the Registrable Securities; provided that no amendment or waiver shall materially and adversely affect the rights hereunder of any of the parties hereto when compared with its effect on the other similarly-situated parties hereto without the prior written approval of such materially and adversely affected party.

     (d) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. Notwithstanding the foregoing to the contrary, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities may be assigned to one or more subsequent holders of Registrable Securities only if: (i) such assignee acquires at least 480,000 shares of Registrable Securities; and (ii) and the Company receives written notice of such assignment, including the name and address of the assignee, within 30 days thereof.

     (e) Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     (f) Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

     (g) Governing law. All questions concerning the construction, validity and interpretation of this agreement shall be governed by and construed in accordance with the domestic laws of the State of Indiana, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Indiana or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Indiana.

     (h) Time is of the Essence; Computation of Time. Time is of the essence for each and every provision of this Agreement. Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized to be closed, the party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular business day.

     (i) Descriptive Headings. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     (j) Termination. This Agreement shall terminate at such time as neither the Investor nor any Person who holds Registrable Securities as a transferee of Investor (or as a transferee of any transferee) holds five percent (5.0%) or more than of the common stock of the Company outstanding, based on the Company's most recent periodic report filed under the Exchange Act.


                                *   *   *   *   *

     IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first above written.

                                     NOBLE  ROMAN'S,  INC.
                                     By:   ________________________________
                                     Name:  ________________________________
                                     Title:________________________________

                                     SUMMITBRIDGE  NATIONAL  INVESTMENTS  LLC

                                     By:   ________________________________
                                     Name:  ________________________________
                                     Title:________________________________